Exhibit 23.3

CONSENT OF INDEPENDENT AUDITORS

We consent to the use in this Amendment No. 1 to Registration Statement (File No. 333-142930) of Akrion, Inc. on Form S-1 of our report dated June 9, 2006 related to the financial statements of SCP Global Technologies, Inc. as of December 31, 2005 and 2004 and for each of the three years in the period ended December 31, 2005 (which report expresses an unqualified opinion and includes explanatory paragraphs relating to (1) the discontinued operations of the Germany segment, (2) the agreement to sell its Emersion intellectual property and discontinue the development and manufacturing of surface preparation semiconductor equipment, and (3) an agreement reached with the common stockholder), appearing in the prospectus, which is part of this Registration Statement and to the reference to us under the heading “Experts” in such prospectus.

/s/ Deloitte & Touche LLP

Boise, Idaho

July 10, 2007